DODGE & COX STOCK FUND

as of 12/31/08

Fund Performance (a)
Unannualized Total Returns - 12/31/08				Average Annual Total Returns - 12/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
3.06%	-23.33%	-32.62%	-43.31%	-43.31%	-12.37%	-2.59%	4.73%	10.27%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	12/31/2008
Stocks	97.8%
Fixed-Income Securities	0.0%
Cash Equivalents	2.2%

General Statistics	12/31/2008
Total Net Assets	$32,721,198,351
2008 Expense Ratio	0.52%
2008 Portfolio Turnover Rate	31%
30-day SEC yield (b)	2.43%
Share Price	$74.37
Stocks	77
Fixed-Income Securities	0
Total Number of Securities	77
Number of Shareholder Accounts	271,419

Ten Largest Holdings (% of Fund) (C)
Comcast Corp.	5.1%
Hewlett-Packard Co.	4.9%
Novartis AG (Switzerland)	4.2%
Sanofi-Aventis (France)	3.6%
Amgen, Inc.	3.3%
GlaxoSmithKline PLC (United Kingdom)	3.3%
Time Warner, Inc.	3.3%
WellPoint, Inc.	3.0%
Schlumberger, Ltd.	2.7%
News Corp.	2.7%

Total	36.1%

Latest Distribution
$0.320 Income Dividend
Record Date 12/19/08, Ex-Dividend Date 12/22/08,
Reinvestment Date 12/22/08, Payable Date 12/23/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

Equity Characteristics	12/31/2008
P/E Ratio (forward 12 month)	11.0x
P/E Ratio (trailing 12 month)	9.4x
Dividend Yield	3.3%
Price to Book Value (trailing 12 month)	1.0x
Market Cap (weighted average)	$55 billion
Market Cap (average)	$31 billion
Market Cap (median)	$12 billion
Market Cap. (>$10B)	84.0%
Market Cap. ($1-$10B)	15.5%
Market Cap. ($0.25-$1B)	0.5%
5 year EPS growth (historical)	14.1%
Beta (monthly returns, trailing 10 year)	0.87
U.S. $ denominated foreign stocks (% of Fund)	20.1%

Sector Diversification (% of Fund)
Health Care	28.1%
Consumer Discretionary	18.9%
Information Technology	18.0%
Financials	11.1%
Energy	9.7%
Industrials	6.5%
Consumer Staples	2.7%
Materials	2.2%
Telecommunication Services	0.6%
Utilities	0.0%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX GLOBAL STOCK FUND

as of 12/31/08

Fund Performance (a)
Unannualized Total Returns - 12/31/08				Average Annual Total Returns - 12/31/08
1 Month	3 Months	6 Months	Since Inception^	1 year	2 years	3 years	5 years	10 years
6.30%	-23.92%	-38.46%	-46.21%	N/A	N/A	N/A	N/A	N/A
			^05/01/08

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of U.S. and non-U.S. companies.

Asset Allocation	12/31/2008
Stocks	96.6%
Fixed-Income Securities	0.0%
Cash Equivalents	3.4%

General Statistics	12/31/2008
Total Net Assets	$468,215,966
Expense Ratio (5/1/08 to 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 12/31/08, unannualized)	10%
30-day SEC Yield(b)	2.88%
Share Price	$5.34
Stocks	88
Fixed-Income Securities	0
Total Number of Securities	88
Number of Shareholder Accounts	9,954

Ten Largest Holdings (% of Fund) (C)
Hewlett-Packard Co. (United States)	3.0%
Schlumberger, Ltd. (United States)	2.7%
Novartis AG (Switzerland)	2.6%
Comcast Corp. (United States)	2.3%
General Electric Co. (United States)	2.1%
Swiss Reinsurance Co. (Switzerland)	2.1%
Amgen, Inc. (United States)	2.0%
Capital One Financial Corp. (United States)	2.0%
Schneider Electric SA (France)	2.0%
Time Warner, Inc. (United States)	1.9%

22.7%

Region Diversification (% of Fund)
United States	41.8%
Europe (excluding United Kingdom)	30.8%
United Kingdom	7.1%
Japan	5.8%
Pacific (excluding Japan)	4.2%
Latin America	4.0%
Africa	2.9%
Canada	0.0	%(d)

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Mexico, Russia
South Africa, South Korea, Thailand, Turkey	12.9%

Number of Countries Represented in Fund	24

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 18 years.

Characteristics	12/31/2008
P/E Ratio (forward 12 month)	9.4x
P/E Ratio (trailing 12 month)	7.5x
Price to Book Value (trailing 12 month)	0.8x
Market Cap. (weighted average)	$40 billion
Market Cap. (median)	$16 billion
Market Cap. (>$10B)	73.8%
Market Cap. ($1-$10B)	23.6%
Market Cap. ($0.25-$1B)	2.6%
Dividend Yield	4.3%
U.S. $ denominated stocks (% of Fund)	57.3%

Sector Diversification (% of Fund)
Financials	20.8%
Information Technology	14.7%
Health Care	13.9%
Consumer Discretionary	13.6%
Energy	10.9%
Industrials	9.2%
Materials	8.4%
Telecommunication Services	2.9%
Consumer Staples	2.2%

Country Diversification (% of Fund)
United States	41.8%	Finland	1.6%
France	7.7%	Spain	1.4%
United Kingdom	7.1%	Norway	1.4%
Switzerland	6.5%	Hong Kong	1.2%
Japan	5.8%	Russia	1.2%
Netherlands	4.2%	South Korea	0.9%
South Africa	2.9%	Indonesia	0.9%
Brazil	2.1%	Sweden	0.8%
Mexico	1.9%	Thailand	0.7%
Turkey	1.8%	Austria	0.6%
Italy	1.8%	India	0.5%
Germany	1.8%	Canada	0.0%

Latest Distribution
$0.037 Income Dividend
Record Date 12/19/08, Ex-Dividend Date 12/22/08,
Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 12/31/08

Fund Performance (a)
Unannualized Total Returns - 12/31/08				Average Annual Total Returns - 12/31/08
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
6.35%	-26.06%	-39.73%	-46.68%	-46.68%	-22.83%	-8.65%	3.35%	4.70%
								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	12/31/2008
Stocks	97.8%
Fixed-Income Securities	0.0%
Cash Equivalents	2.2%

General Statistics	12/31/2008
Total Net Assets	$25,020,362,459
2008 Expense Ratio	0.64%
2008 Portfolio Turnover Rate	35%
30-day SEC Yield (b)	3.68%
Share Price	$21.90
Stocks	90
Fixed-Income Securities	0
Total Number of Securities	90
Number of Shareholder Accounts	340,063

Ten Largest Holdings (% of Fund) (c)
Novartis AG (Switzerland)	4.3%
Sanofi-Aventis (France)	2.9%
GlaxoSmithKline PLC (United Kingdom)	2.7%
Naspers, Ltd. (South Africa)	2.7%
Kyocera Corp. (Japan)	2.6%
Schneider Electric SA (France)	2.6%
Standard Bank Group, Ltd. (South Africa)	2.5%
Bayer AG (Germany)	2.3%
Telefonica SA (Spain)	2.3%
Lafarge SA (France)	2.2%

27.1%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	43.9%
Japan	19.6%
United Kingdom	10.7%
Pacific (excluding Japan)	6.3%
Latin America	6.2%
Africa	5.8%
United States	5.1%
Middle East	0.2%
Canada	0.0	% (d)

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Israel, Mexico, Russia
South Africa, South Korea, Thailand, Turkey	20.4%

Number of Countries Represented in Fund	26

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 19 years.

Characteristics	12/31/2008
P/E Ratio (forward 12 month)	9.3x
P/E Ratio (trailing 12 month)	7.3x
Price to Book Value (trailing 12 month)	0.9x
Market Cap. (weighted average)	$38 billion
Market Cap. (median)	$9 billion
Market Cap. (>$10B)	68.8%
Market Cap. ($1-$10B)	29.8%
Market Cap. ($0.25-$1B)	1.4%
Dividend Yield	5.1%
Beta (monthly returns, trailing 5 year)	1.09
U.S. $ denominated stocks (% of Fund)	28.1%

Sector Diversification (% of Fund)
Financials	24.5%
Consumer Discretionary	16.6%
Health Care	13.6%
Information Technology	13.0%
Energy	9.2%
Industrials	8.3%
Materials	7.4%
Telecommunication Services	3.5%
Consumer Staples	1.7%

Country Diversification (% of Fund)
Japan	19.6%	Finland	2.0%
France	12.1%	Hong Kong	1.9%
United Kingdom	10.7%	Italy	1.9%
Switzerland	9.0%	Norway	1.6%
South Africa	5.8%	Russia	1.5%
United States	5.1%	India	1.2%
Germany	4.2%	Thailand	1.2%
Netherlands	4.1%	Indonesia	1.0%
Mexico	3.9%	South Korea	0.9%
Turkey	2.4%	Austria	0.6%
Brazil	2.3%	Israel	0.2%
Spain	2.3%	Singapore	0.1%
Sweden	2.2%	Canada	0.0	%(d)

Latest Distribution

$0.940 Income Dividend, $0.060 ST Cap. Gain, $1.522 LT Cap. Gain

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 12/31/08

Fund Performance (a)
Unannualized Total Returns - 12/31/08				Average Annual Total Returns - 12/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
4.63%	-16.37%	-25.09%	-33.57%	-33.57%	-8.37%	-1.45%	4.77%	9.31%

Objective

The Fund seeks regular income, conservation of principal

and an opportunity for long-term growth of principal and income.

Asset Allocation	12/31/2008
Stocks	66.9%
Fixed-Income Securities (b)	31.0%
Cash Equivalents	2.1%

General Statistics	12/31/2008
Total Net Assets	$14,675,781,761
2008 Expense Ratio	0.53%
2008 Portfolio Turnover Rate	27%
30-day SEC yield (c)	4.41%
Share Price	$51.26
Stocks	77
Fixed-Income Securities(b)	276
Total Number of Securities	353
Number of Shareholder Accounts	136,498

Ten Largest Equity Holdings (% of Fund) (d)
Comcast Corp.	3.6%
Hewlett-Packard Co.	3.5%
Novartis AG (Switzerland)	2.8%
Sanofi-Aventis (France)	2.4%
Amgen, Inc.	2.3%
Time Warner, Inc.	2.2%
WellPoint, Inc.	2.1%
GlaxoSmithKline PLC (United Kingdom)	2.1%
Capital One Financial Corp.	1.8%
News Corp.	1.8%

Total	24.6%

Latest Distribution
$0.390 Income Dividend
Record Date 12/19/08, Ex-Dividend Date 12/22/08,
Reinvestment Date 12/22/08, Payable Date 12/23/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

Equity Portfolio Characteristics	12/31/2008
P/E Ratio (forward 12 month)	10.9x
P/E Ratio (trailing 12 month)	9.3x
Dividend Yield	3.2%
Price to Book Value (trailing 12 month)	1.0x
Market Cap. (weighted average)	$55 billion
Market Cap. (average)	$31 billion
Market Cap. (median)	$12 billion
Market Cap. (>$10B)	83.8%
Market Cap. ($1-$10B)	15.6%
Market Cap. ($0.25-$1B)	0.6%
5 year EPS growth (historical)	14.0%
Beta (quarterly returns, trailing 10 year)	0.92
U.S. $ denominated foreign stocks (% of Fund)	13.2%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Health Care	19.1%	28.6%
Consumer Discretionary	13.2%	19.7%
Information Technology	12.2%	18.2%
Financials	7.6%	11.4%
Energy	6.7%	10.1%
Industrials	4.4%	6.5%
Consumer Staples	1.9%	2.8%
Materials	1.4%	2.1%
Telecommunication Services	0.4%	0.6%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC), representing 0.1% of the Fund’s net assets.
(c)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 12/31/08

Ten Largest Fixed-Income Holdings (% of Fund) (c)
General Electric Co., 3.323%, 11/1/12	1.1%
Wachovia Corp., 3.964%, 4/23/12	1.1%
GMAC, LLC, 6.875%, 9/15/11	0.9%
Ford Motor Credit Co., 7.375%, 2/1/11	0.9%
Xerox Corp., 6.875%, 8/15/11	0.7%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.7%
GMAC, LLC, 8.00%, 11/1/31	0.7%
Time Warner, Inc., 7.625%, 4/15/31	0.6%
Ford Motor Credit Co., 7.25%, 10/25/11	0.6%
Freddie Mac Gold Hyrbid ARM, 4.84%, 5/1/25	0.5%

Total	7.8%

Five Largest Corporate Fixed-Income Issuers (% of Fund) (c)
GMAC, LLC and subsidiaries (b)	1.8%
Ford Motor Credit Co.	1.5%
Wachovia Corp.	1.4%
General Electric Co.	1.1%
Time Warner, Inc.	1.0%

Total	6.8%

Duration Diversification (% of fixed-income portfolio)			12/31/2008
Years		Years
0-1	15.1%	6-7	7.2%
1-2	16.5%	7-8	3.9%
2-3	21.0%	8-9	0.5%
3-4	9.3%	9-10	1.6%
4-5	6.4%	10 and over	6.4%
5-6	11.7%	Preferred Stock	0.4%
		(no duration)

Maturity Diversification (% of fixed-income portfolio)			12/31/2008
Years		Years
0-1	1.2%	7-8	5.8%
1-2	5.8%	8-9	5.2%
2-3	32.3%	9-10	1.4%
3-4	19.9%	10-15	1.8%
4-5	7.8%	15-20	1.5%
5-6	5.9%	20-25	7.6%
6-7	6.6%	25 and over	2.8%
		Preferred Stock	0.4%
		(no duration)

Fixed-Income Portfolio Characteristics	12/31/2008
Yield to Maturity (weighted average)	7.83%
Coupon (weighted average)	6.13%
Effective Maturity (weighted average)	6.5 years
Effective Duration	3.8 years
Average Quality (weighted average)	A1
U.S. $ denominated foreign bonds (% of Fund)	0.6%

Quality Diversification (% of fixed-income portfolio)	12/31/2008
U.S. Treasury	0.0%
Government Agency	42.5%
Aaa	4.1%
Aa	9.4%
A	8.8%
Baa	18.1%
Ba	2.9%
B	0.5%
Caa	7.8%
Ca	5.5%
C	0.0%	(d)
Preferred Stock (no rating)	0.4%

Sector Diversification (% of fixed-income portfolio)	12/31/2008
U.S. Treasuries and Government Related	5.4%
Mortgage Backed Pass-Through Securities	31.6%
Collateralized Mortgage Obligations	5.6%
Asset-Backed	0.4%
Industrials	24.2%
Financials (b)	27.2%
Transportation	5.6%

(b)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC), representing 0.1% of the Fund’s net assets and 0.4% of the fixed income portion of the portfolio.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 12/31/08

Fund Performance (a)
Unannualized Total Returns - 12/31/08				Average Annual Total Returns - 12/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
6.11%	3.77%	-0.53%	-0.29%	-0.29%	3.20%	3.04%	5.15%	7.34%

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	12/31/2008
Stocks	0.0%
Fixed-Income Securities (b)	97.0%
Cash Equivalents	3.0%

General Statistics	12/31/2008
Total Net Assets	$13,808,306,967
2008 Expense Ratio	0.43%
2008 Portfolio Turnover Rate	24%
30-day SEC yield (c)	7.45%
Share Price	$11.79
Stocks	0
Fixed-Income Securities (b)	474
Total Number of Securities	474
Number of Shareholder Accounts	149,814

Ten Largest Holdings (% of Fund) (d)
Freddie Mac Gold 30 Year, 6.50%, 3/1/38	2.4%
GMAC, LLC, 6.875%, 9/15/11	2.2%
U.S. Treasury Notes, 3.625%, 7/15/09	1.8%
Fannie Mae 30 Year, 6.00%, 3/1/23	1.7%
Ford Motor Credit Co., 7.375%, 2/1/11	1.7%
Hewlett-Packard Co., 6.125%, 3/1/14	1.5%
Fannie Mae 30 Year, 7.00%, 12/1/37	1.5%
AT&T, Inc., 8.00%, 11/15/31	1.5%
Time Warner, Inc., 7.625%, 4/15/31	1.4%
Ford Motor Credit Co., 7.25%, 10/25/11	1.3%

Total	17.0%

Five Largest Corporate Issuers (% of Fund) (d)
Wachovia Corp.	3.2%
Ford Motor Credit Co.	3.1%
GMAC, LLC and subsidiaries (b)	3.0%
Time Warner, Inc.	2.6%
HCA, Inc.	2.3%

Total	14.2%

Duration Diversification			12/31/2008
Years		Years
0-1	16.2%	6-7	8.4%
1-2	22.3%	7-8	3.3%
2-3	22.9%	8-9	0.2%
3-4	6.0%	9-10	0.7%
4-5	5.8%	10 and over	6.4%
5-6	7.7%	Preferred Stock	0.1%
		(no duration)

Latest Distribution

$0.170 Income Dividend

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

Characteristics (cash included)	12/31/2008
Yield to Maturity (weighted average)	6.61%
Coupon (weighted average)	5.96%
Current Yield	6.33%
Effective Maturity (weighted average)	5.7 years
Effective Duration	3.5 years
Average Quality (weighted average)	Aa3
U.S. $ denominated foreign bonds (% of Fund)	1.2%

Sector Diversification	12/31/2008
Cash Equivalents	3.0%
U.S. Treasuries and Government Related	4.8%
Mortgage Backed Pass-Through Securities	43.0%
Collateralized Mortgage Obligations	3.6%
Asset-Backed	2.1%
Industrials	22.9%
Financials (b)	17.2%
Transportation	3.4%

Quality Diversification	12/31/2008
U.S. Treasury	1.8%
Government Agency	49.5%
Aaa	2.4%
Aa	6.0%
A	11.0%
Baa	15.5%
Ba	2.2%
B	0.2%
Caa	5.4%
Ca	2.9%
C	0.0% (e)
Preferred Stock (no rating)	0.1%
Cash Equivalents	3.0%

Maturity Diversification			12/31/2008
Years		Years
0-1	5.6%	7-8	5.9%
1-2	6.1%	8-9	5.9%
2-3	40.2%	9-10	3.5%
3-4	8.1%	10-15	2.0%
4-5	5.4%	15-20	1.0%
5-6	5.5%	20-25	5.5%
6-7	2.7%	25 and over	2.5%
		Preferred Stock	0.1%
		(no maturity)

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC), representing 0.1% of the Fund’s net assets.
(c)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e)	Rounds to 0.0%.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.